SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                          (AMENDMENT NO. __________)(1)

                               BEKEM METALS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    077264109
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Victoria Parry
                              Senior Legal Counsel
                                 GLG Partners LP
                                One Curzon Street
                                 London W1J 5HB
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 30, 2006
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077264109                 13D                   Page 2 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Emerging Markets Fund
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock
            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D                   Page 3 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock
            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D                   Page 4 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            GLG Partners Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            England
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock
            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D                   Page 5 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Noam Gottesman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D                   Page 6 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Pierre Lagrange
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Belgium
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock
            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                 13D                   Page 7 of 12

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Emmanuel Roman
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            France
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    21,000,000 shares of Common Stock
                    Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21,000,000 shares of Common Stock
            Warrants to purchase 7,000,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            26.1%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 077264109                   13D                  Page 8 of 12

Item 1.     Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share of Bekem Metals, Inc., a Utah corporation (the "Company"). The Company's principal executive offices are located at 170 Tchaikovsky Street, 4th Floor, Almaty, Kazakhstan.

Item 2.     Identity and Background.

     (a)  This statement is filed by:

          (i) GLG Emerging Markets Fund;
         (ii) GLG Partners LP;
        (iii) GLG Partners Limited;
         (iv) Noam Gottesman;
          (v) Pierre Lagrange; and
         (vi) Emmanuel Roman.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Reporting Persons is 1 Curzon Street, London W1J 5HB, England.

     (c) The principal business of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

      (f) GLG Emerging Markets Fund is a Cayman Islands company. GLG
          Partners LP is a limited partnership formed under the laws of England and Wales. GLG Partners Limited is a limited company formed under the laws of England and Wales. Noam Gottesman is a citizen of the United States. Pierre Lagrange is a citizen of Belgium. Emmanuel Roman is a citizen of France.


Item 3.     Source and Amount of Funds and Other Consideration.

     The Common Stock reported herein was acquired with working capital at an aggregate cost (including commissions, if any) of approximately $24,360,000.
The Warrants to purchase Common Stock reported herein were acquired with working capital at an aggregate cost (including commissions, if any) of approximately $140,000.

CUSIP No. 077264109                   13D                  Page 9 of 12

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the reported securities was for investment, and such acquisition was made in the ordinary course of business and was not made for the purpose of acquiring control of the Company. Although the acquisition of the reported securities was for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of securities of the Company from time to time and may dispose of any or all of the securities of the Company held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

         (a) As of the date hereof, each of the reporting persons may be deemed to beneficially own 28,000,000 shares of Common Stock by virtue of
(i) 21,000,000 shares of Common Stock held by GLG Emerging Markets Fund and (ii) Warrants to purchase 7,000,000 shares of Common Stock held by GLG Emerging Markets Fund. The Company's annual report on Form 10-QSB that was filed on May 19, 2006, indicates there were 100,088,888 shares of Common Stock outstanding as of May 15, 2006. Therefore, the Reporting Persons may be deemed to beneficially own 26.1% of the outstanding shares of Common Stock of the Company.

         (b) As of the date hereof, each of the Reporting Persons may be deemed to have the sole power to vote or direct the vote of none of the securities referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of all of the voting securities referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the sole power to dispose or direct the disposition of none of the securities referred to in paragraph (a). As of the date hereof, each of the Reporting Persons may be deemed to have the shared power to dispose or direct the disposition of all of the securities referred to in paragraph (a).

         (c) The June 30, 2006 purchase by GLG Emerging Markets Fund of (i) 21,000,000 shares of Common Stock (at $1.16 per share) and (ii) Warrants to purchase 7,000,000 shares of Common Stock (at $0.02 per Warrant) is the only transaction entered into with respect to the Common Stock within the past sixty days by the Reporting Persons. The Common Stock and Warrants were acquired together by the Reporting Persons in a private placement transaction.

         (d) not applicable.

         (e) not applicable.

CUSIP No. 077264109                   13D                  Page 10 of 12

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person (other than the Company) with respect to any securities of the Company.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 10, 2006

GLG EMERGING MARKETS FUND
By: GLG Partners LP,                              GLG PARTNERS LP
as its Investment Manager                         By: GLG Partners Limited,
By: GLG Partners Limited,                         as its General Partner
as its General Partner


/s/ Noam Gottesman                                /s/ Noam Gottesman
-------------------------------                   ------------------------------
Name: Noam Gottesman                              Name: Noam Gottesman
Title: Managing Director                          Title: Managing Director


/s/ Victoria Parry                                /s/ Victoria Parry
-------------------------------                   ------------------------------
Name: Victoria Parry                              Name: Victoria Parry
Title: Senior Legal Counsel                       Title: Senior Legal Counsel

GLG PARTNERS LIMITED                              NOAM GOTTESMAN


/s/ Noam Gottesman                                /s/ Noam Gottesman
-------------------------------                   ------------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

CUSIP No. 077264109                   13D                  Page 11 of 12

PIERRE LAGRANGE


/s/ Pierre Lagrange
-------------------------------

EMMANUEL ROMAN


/s/ Emmanuel Roman
-------------------------------

CUSIP No. 077264109                   13D                  Page 12 of 12

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 10, 2006

GLG EMERGING MARKETS FUND
By: GLG Partners LP,                              GLG PARTNERS LP
as its Investment Manager                         By: GLG Partners Limited,
By: GLG Partners Limited,                         as its General Partner
as its General Partner


/s/ Noam Gottesman                                /s/ Noam Gottesman
-------------------------------                   ------------------------------
Name: Noam Gottesman                              Name: Noam Gottesman
Title: Managing Director                          Title: Managing Director


/s/ Victoria Parry                                /s/ Victoria Parry
-------------------------------                   ------------------------------
Name: Victoria Parry                              Name: Victoria Parry
Title: Senior Legal Counsel                       Title: Senior Legal Counsel

GLG PARTNERS LIMITED                              NOAM GOTTESMAN


/s/ Noam Gottesman                                /s/ Noam Gottesman
-------------------------------                   ------------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
-------------------------------
Name: Victoria Parry
Title: Senior Legal Counsel

PIERRE LAGRANGE


/s/ Pierre Lagrange
-------------------------------

EMMANUEL ROMAN


/s/ Emmanuel Roman
-------------------------------